FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZ and Luye Pharma complete agreement for Seroquel

28 June 2018 13:30 BST

Agreement with Luye Pharma Group for rights to Seroquel and Seroquel XR in the UK, China and other international markets completed

AstraZeneca today completed an agreement with Luye Pharma Group, Ltd. (Luye Pharma) for the sale and licence of the rights to Seroquel and Seroquel XR in the UK, China and other international markets, including Brazil, Australia, Saudi Arabia, Mexico, South Korea, Thailand, Argentina, Malaysia and South Africa.

Under the terms of the agreement, AstraZeneca has received a payment of $260m from Luye Pharma as part of the total $538m consideration. Further payments of $240m and $38m are due in December 2019 and July 2020, respectively, and a milestone payment is also due on the successful transition of certain activities to Luye Pharma. The present value of the upfront and future payments will be reported as Other Operating Income in the Company's financial statements in the second quarter of 2018.

About Seroquel
Seroquel (quetiapine fumarate, immediate release, IR) and Seroquel XR (extended release formulation) are atypical, anti-psychotic medicines with antidepressant properties. The main indications for Seroquel are the treatment of schizophrenia and bipolar disorder. Seroquel XR is also approved in some markets for major depressive disorder and generalised anxiety disorder.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Josie Afolabi		+44 203 749 5631
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 June 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary